PHILLIPS NIZER LLP
666 FIFTH AVENUE
NEW YORK, NY 10103
(212) 977-9700

October 15, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:         Consolidation Services, Inc.
Registration Statement on Form S-1/A
Last Filed on October 15, 2008
Registration No. 333-150175

Dear Ladies and Gentlemen:

As counsel to Consolidation Services, Inc., a Delaware corporation (the “Registrant”), we hereby advise that the Registrant has filed Amendment No. 4 to the Registration Statement on Form S-1/A (No. 333-150175) on October 15, 2008 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended, for the purpose of including the audited financial statements of LeeCo Development, LLC and updating the sections of the Registration Statement corresponding to such audited financial statements.  These audited financial statements were filed after the date of the filing of Amendment No. 3 to the Registration Statement and were included as exhibits to an amendment to a Current Report on Form 8-K/A on October 2, 2008 in connection with the Registrant’s acquisition of a fifty percent (50%) interest in LeeCo Development LLC.

We have enclosed two copies of Amendment No. 4 to the Registration Statement filed electronically today with the Commission, one clean and one marked to show changes against Amendment No. 3 to the Registration Statement which was filed with the Commission on September 29, 2008. Should you desire any further information, please do not hesitate to contact the undersigned at (p) (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker, Partner

Cc:  Johnny R. Thomas
        John C. Francis